

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2025

Gerald Haddock
CEO and Executive Chairman
Silver Star Properties REIT, Inc.
601 Sawyer St., Suite 600
Houston, Texas 77007

> **Re:** **Silver Star Properties REIT, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2025**
> **File No. 001-41786**

Dear Gerald Haddock:

Our initial review of your definitive proxy statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, you have not included the financial statements required by Exchange Act Rule 14a-3(b).

We suggest that you consider filing and disseminating a supplement to your proxy statement correcting the deficiencies.

Please contact Shannon Menjivar at (202) 551-3856 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and Construction